Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 30, 2011

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation
Registration Statement on Form S-1
Amended August 10, 2011
Correspondence Dated August 16, 2011
File No. 333-172714

Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated August 25, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Yaron Eitan.  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 7 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

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A limited liability partnership including professional corporations

Russell Mancuso August 30, 2011 Page 2

Permitted Purchases, page 16

1.
Please expand your response to the second bullet point of prior comment 1 to explain to us how you will ensure that purchases under your 10b5-1 plan will be made in compliance with Rule 10b-18. Will someone be responsible for ensuring that each purchase satisfies the requirements of Rule 10b-18 before the purchase occurs? Who will be given that responsibility? Will that person have no discretion regarding the purchase, execute all purchases that are compliant with Rule 10b-18 and within the 35% limit of the plan, and not execute any other purchases?

COMPANY RESPONSE: The Company has determined not to implement the repurchase program.  Changes removing the disclosure relating to the repurchase program have been made throughout the Registration Statement.  In addition, Exhibits 1.1, 3.3, and 10.2 have been revised to remove references to the repurchase program.

2.
Your disclosure in response to prior comment 1 that the purchases will comply with a rule that does not permit such purchases is unclear. If you mean that your unit purchases will comply with the conditions applicable to common stock purchases made according to Rule 10b-18 but will not be subject to the safe harbor of Rule 10b-18 because that rule does not apply to purchases of units, please say so clearly and explain the implications of engaging in transactions that are not subject to the safe harbor. Also, revise the reference to Rule 10b-18 in exhibit 3.3 accordingly.

COMPANY RESPONSE: The Company has determined not to implement the repurchase program.  Changes removing the disclosure relating to the repurchase program have been made throughout the Registration Statement.  In addition, Exhibits 1.1, 3.3, and 10.2 have been revised to remove references to the repurchase program.

3.	Given the volume limitations in Rule 10b-18, please tell us the basis for your disclosure that investors who sell their units or callable Series A while your

10b5-1 plan is in effect will obtain a price lower than they could receive upon redemption. Also, tell us where you explain the volume limitation of your 10b5-1 plan given Rule 10b-18.

COMPANY RESPONSE: The Company has determined not to implement the repurchase program.  Changes removing the disclosure relating to the repurchase program have been made throughout the Registration Statement.  In addition, Exhibits 1.1, 3.3, and 10.2 have been revised to remove references to the repurchase program.

4.
Given that your proposed revisions suggest that you may purchase shares for significantly less than $9.70 per share, please tell us how you concluded that your table on page 79 illustrates a reasonable range of potential outcomes.

COMPANY RESPONSE: The Company has determined not to implement the repurchase program.  Changes removing the disclosure relating to the repurchase program have been made throughout the Registration Statement.  In addition, Exhibits 1.1, 3.3, and 10.2 have been revised to remove references to the repurchase program.

Russell Mancuso August 30, 2011 Page 3

5.
Refer to your response to the third bullet point of prior comment 1. It is unclear why you conclude that it is consistent with Rule 10b-18 to calculate the callable Series A volume limitation based on the trading volume of the units. If you intend to calculate the volume limitation in the manner described in your response, you should (1) not disclose that your plan is in compliance with Rule 10b-18, and (2) provide us your analysis of why you believe setting up a 10b5-1 repurchase plan such as this would not create potential liability for manipulation of the registrant’s stock price under Rule 10b-5, citing all authority on which you rely.

COMPANY RESPONSE: The Company has determined not to implement the repurchase program.  Changes removing the disclosure relating to the repurchase program have been made throughout the Registration Statement.  In addition, Exhibits 1.1, 3.3, and 10.2 have been revised to remove references to the repurchase program.

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Russell Mancuso August 30, 2011 Page 4

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP